November 8, 2024

VIA EDGAR
Office of Life Sciences Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:     Mr. Tim Buchmiller

Re:	C4 Therapeutics, Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-282933

Acceleration Request
	Requested Date:	November 13, 2024
	Requested Time:	4:05 p.m., Eastern Time
Dear Mr. Buchmiller:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), C4 Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to November 13, 2024, at 4:05 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.
Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Shoaib A. Ghias at (415) 733-6150.
If you have any questions regarding this request, please contact Shoaib A. Ghias of Goodwin Procter LLP at (415) 733-6150.

Sincerely,

C4 THERAPEUTICS, INC.

/s/ Andrew J. Hirsch    .
Andrew J. Hirsch.
President and Chief Executive Officer

cc:	Jolie M. Siegel, C4 Therapeutics, Inc. Edwin O’Connor, Esq., Goodwin Procter LLP Shoaib A. Ghias, Esq., Goodwin Procter LLP

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